RUSSEL METALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2005

The following management's discussion and analysis of financial condition and results of operations of Russel Metals Inc. and its subsidiaries provides information to assist the reader and should be read in conjunction with the Interim Consolidated Financial Statements for the six months ended June 30, 2005 and 2004, including the notes thereto, and the Management's Discussion and Analysis and the audited Consolidated Financial Statements for the year ended December 31, 2004, including the notes thereto, contained in our fiscal 2004 Annual Report.  In the opinion of management, such interim information contains all adjustments necessary for a fair presentation of the results for such periods.  The results of operations for the periods shown are not necessarily indicative of what our results will be for the full year.  Statements contained in this document that relate to our beliefs or expectations as to certain future events are not statements of historical fact and are forward-looking statements.  We caution readers that there are important factors, risks and uncertainties, including but not limited to economic, competitive and governmental factors affecting our operations, markets, products, services and prices that could cause our actual results, performance or achievements to be materially different from those forecasted or anticipated by us in such forward-looking statements.  All dollar references in this report are in Canadian dollars unless otherwise stated.

This management's discussion and analysis of financial condition and results of operations includes a number of measures that are not prescribed by generally accepted accounting principles (GAAP) and as such may not be comparable to similar measures presented by other companies.  We believe these measures are commonly employed to measure performance in our industry and are used by analysts, investors, lenders and other interested parties to evaluate financial performance and our ability to incur and service debt to support our business activities.

The measures we use are specifically defined where they are first used in this report.  Generally, we adjust earnings measures to exclude, net of tax, foreign exchange gains or losses, restructuring costs related to the rationalization of acquisitions, debt restructuring costs and discontinued operations.  We have completed several acquisitions in the last four years, which have resulted in restructuring costs for branches that were closed.  These costs have been excluded because they do not impact our ongoing profitability.

While we believe that non-GAAP measures are helpful supplemental information, they should not be considered in isolation as an alternative to net income, cash flows generated by operating, investing or financing activities, or other financial statement data presented in accordance with GAAP.

Additional information related to Russel Metals Inc., including our Annual Information Form may be obtained from SEDAR at www.sedar.com or on our website at www.russelmetals.com.

Overview

We are one of the largest metals distribution companies in North America.  We conduct business primarily in three metals distribution segments: metals service centers; energy tubular products; and steel distributors.

The unprecedented rate of increase in the price of steel in 2004 and our acquisition of Acier Leroux in 2003 were the most significant factors affecting our results for 2004.  Our average selling price of steel climbed to September 2004 and since then has declined approximately 10% by June 2005.  Basic earnings per share of $0.47 for the three months ended June 30, 2005 are lower than those reported for the three months ended June 30, 2004 of $1.03 mainly due to declining metal prices and inventory holding losses in 2005 compared to inventory holding gains in 2004.

Results of Operations

The following table provides operating profits from continuing operations, which excludes interest expense and restructuring costs.  The corporate expenses included are not allocated to specific operating segments.  The gross margins (revenue minus cost of sales) as a percentage of revenues for the operating segments are also shown.  The table shows the segments as they are reported to management and they are consistent with the segmented reporting in the interim consolidated financial statements.

	Quarters Ended June 30,			Six Months Ended June 30,

			2005			2005
			Change			Change
(in thousands of dollars,)			as a %			as a %
except percentages	2005	2004	of 2004	2005	2004	of 2004

Segment Revenues
Metals service centers	$ 407,522	$ 399,329	2.1%	$ 807,554	$ 733,970	10.0%
Energy tubular products	124,635	78,618	58.5%	286,894	174,741	64.2%
Steel distributors	109,195	105,769	3.2%	239,309	185,555	29.0%
Other	3,493	4,298	(18.7%)	4,977	6,150	(19.1%)

	$ 644,845	$ 588,014	9.7%	$1,338,734	$1,100,416	21.7%

Segment Operating Profits
Metals service centers	$ 24,817	$ 62,777	(60.5%)	$ 56,234	$ 104,630	(46.3%)
Energy tubular products	9,222	8,720	5.8%	26,613	16,447	61.8%
Steel distributors	8,425	22,323	(62.3%)	23,422	37,621	(37.7%)
Other	1,005	1,870	(46.3%)	75	1,306	(94.3%)
Corporate expenses	(4,264)	(4,884)	12.7%	(8,332)	(9,227)	9.7%

Operating profits from continuing operations	$ 39,205	$ 90,806	(56.8%)	$ 98,012	$ 150,777	(35.0%)

Segment Gross Margins
as a % of Revenues
Metals service centers	20.7%	33.8%		22.0%	33.0%
Energy tubular products	13.7%	20.2%		15.2%	17.2%
Steel distributors	12.0%	32.6%		14.3%	30.1%
Total	18.1%	32.0%		19.3%	30.1%

Segment Operating Profits
as a % of Revenues
Metals service centers	6.1%	15.7%		7.0%	14.3%
Energy tubular products	7.4%	11.1%		9.3%	9.4%
Steel distributors	7.7%	21.1%		9.8%	20.3%

Total	6.1%	15.4%		7.3%	13.7%

Metals service centers

a)                     Description of operations

We provide processing and distribution services to a broad base of more than 18,000 end users through a network of 57 Canadian locations and 4 U.S. locations.  Our metals service centers carry a broad line of products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminium.  We purchase these products primarily from steel producers in North America and process and package them in accordance with end user specifications.  We service all major geographic regions of Canada and the Midwest region in the United States.  Within Canada, the service centers operate under the names Russel Metals, Métaux Russel, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, B&T Steel, Leroux Steel, Mégantic Métal, McCabe Steel, Russel Leroux, Vantage Laser and York-Ennis.  Our U.S. service center operations are conducted under the names Russel Metals Williams Bahcall and Baldwin International.  The Williams Bahcall operations focus primarily on the distribution of general line carbon products through three facilities in Wisconsin. Baldwin International distributes specialty alloy products from its facility in Ohio.

Our metals service centers results for 2004 and the first quarter of 2005 have been restated to report Armabec as discontinued operations.  Armabec was sold during the second quarter of 2005.  Similarly, our metals service centers results for 2004 were restated at the end of 2004 to report Poutrelles Delta as discontinued operations.  Poutrelles Delta was sold in the first quarter of 2005.  Results for Armabec and Poutrelles Delta are not included in the metals service centers segment in 2004 or 2005.

b)                     Factors affecting results

The following is a general discussion of the significant factors affecting metals service centers results.  More specific information on how these factors impacted 2005 and 2004 is found in the sections that follow.

Steel pricing fluctuates significantly throughout the business cycle.  Steel prices are influenced by overall demand, trade sanctions and by product availability.  Supply side management, practiced by steel producers in North America, and international supply and demand which impacts steel imports affect product availability.  Trade sanctions are initiated either by steel mills or governmental agencies in North America, and less directly worldwide.  Over the last several years steel prices have been extremely volatile.

Demand is significantly affected by economic cycles with revenues and operating profit fluctuating with the level of general business activity in the markets serviced.  We are most impacted by the manufacturing (excluding automotive), resource and construction segments of the Canadian economy.  Demand has been relatively stable over the last several years.

Canadian service centers, which represent the majority of the metals service centers operations, are particularly affected by regional general economic conditions.  We have operations in all regions of Canada and believe that we have a national market share of approximately 24%.  This large market share and our diverse customer base of approximately 18,000 customers means our results should mirror the performance of the regional economies of Canada, excluding the automotive industry.

c)                     Metals service centers results --
                        Three Months Ended June 30, 2005
                        Compared to Three Months Ended June 30, 2004

Revenue for the three months ended June 30, 2005 increased $8.2 million due to the price of steel remaining higher than the same period last year despite recent price reductions.  The increases related to higher prices were partially offset by lower tons shipped in 2005, compared to the three months ended June 30, 2004.

The average selling price of steel increased approximately 7% for the three months ended June 30, 2005 compared to the three months ended June 30, 2004.  The average selling price for the month of June 2005 declined 10% since the September 2004 peak and further price erosion is expected in the third quarter.  Tons shipped declined approximately 4% for the three months ended June 30, 2005 compared to the same period in 2004.  The average selling price was higher across all regions, whereas tons shipped declined in all regions except Ontario flat rolled and the Prairies.  The Ontario flat rolled operations had increased revenue in 2005 as the operations relocated and added a second cut-to-length line in the first quarter of 2004.    The Prairies region tons shipped were 5% higher for the three months ended June 30, 2005, compared to the same period in 2004 due to strong oil and gas activity in that area.  We believe that the decline in tons shipped in the other regions primarily relates to a slowdown in manufacturing activity, particularly automotive, and reductions in inventories at our customer locations.

In January 2004, steel mills initiated raw material surcharges due to sharp price increases in scrap metal and other input costs that have caused the price of steel to increase substantially.  These surcharges, which were being applied to all of the service center carbon steel products, increased from approximately $25 to $30 per ton in January 2004 to an original peak of approximately $140 per ton on average in April 2004 and then with a new high of approximately $190 per ton in September 2004.  Based on our mix of products, the average cost of metal received, including surcharges, increased approximately 56% from January 2004 to December 2004.  The increase was more significant in the first half of 2004 with approximately two thirds of the increase occurring in that period.  Based on our database, the average cost of metal received during the month of June 2005 declined 12% compared to the month of December 2004.

Although many of our steel mill suppliers have eliminated the surcharge in July 2005, the base price of steel remains significantly above the price when the surcharge was implemented.  Based on our mix of products, the average cost of metal received, including surcharges, in the month of June 2005 is 48% above the price for the month of December 2003 prior to the implementation of surcharges.  The average cost of material continued on a downward trend during the second quarter of 2005 and we anticipate declines during the third quarter of 2005 in most products.

Gross margin as a percentage of revenues declined from 33.8% for the three months ended June 30, 2004 to 20.7% for the three months ended June 30, 2005.  The results for 2004 included an inventory holding gain which resulted in higher gross margins and the results for 2005 include an inventory holding loss which resulted in lower gross margins.

We estimated that our operating profit for the three months ended June 30, 2004 included a before tax inventory holding gain of approximately $27 million.  For the three months ended June 30, 2005, we estimated that our operating profit includes a before tax inventory holding loss of approximately $18 million.  These inventory holding gains or losses were estimated based on the best information available.  We are unable to quantify with precision inventory holding gains or losses due to the complexity of our over 60 service center locations, which buy and sell over 14,000 different SKU's.  Rising steel prices create inventory holding gains, as demonstrated in the first three quarters of 2004, and declining prices result in inventory holding losses as is occurring during 2005.  The majority of our inventories are accounted for using average cost.  The average cost of inventory on hand is currently higher than replacement cost which will continue to create gross margin pressure and additional inventory holding losses.

The change in the Canadian dollar versus the U.S. dollar has not been a significant factor in the metals service centers results as the value of sales in U.S. dollars is not significant and inventory is purchased for the Canadian operations from Canadian or U.S. suppliers based on the landed cost at the location in Canada.

Operating expenses in the service center segment have decreased primarily as a result of the rationalization of Acier Leroux and Russel Metals facilities and economies achieved.

Service center operating profits for the three months ended June 30, 2005 decreased $38.0 million or 60.5% compared to the same period in 2004.  The decline relates to the unfavourable approximately $45 million change in inventory holding gains and losses from the second quarter of 2004 to the second quarter of 2005.

d)                     Metals service centers results --
                        Six Months Ended June 30, 2005
                        Compared to Six Months Ended June 30, 2004

Revenue for the six months ended June 30, 2005 increased $73.6 million due to the increased price of steel compared to the six months ended June 30, 2004.  We estimate that the average selling price per ton, for our product mix in the service center segment was approximately 18.5% higher for the six months ended June 30, 2005 compared to the six months ended June 30, 2004.  During the six months ended June 30, 2005 the average selling price declined each month whereas the average selling price increased each month during the six months ended June 30, 2004.  Tons shipped declined approximately 6% for the six months ended June 30, 2005 compared to the six months ended June 30, 2004.

Gross margin as a percentage of revenues declined from 33.0% for the six months ended June 30, 2004 to 22.0% for the six months ended June 30, 2005.

We have estimated that our operating profit for the six months ended June 30, 2004 included a before tax inventory holding gain of approximately $47 million compared to the six months ended June 30, 2005, where we estimate that our operating profit includes a before tax inventory holding loss of approximately $26 million.  These amounts were estimated based on the best information available to us.

Operating expenses for the six months ended June 30, 2005 are $15.7 million lower than for the same period in 2004 due to the rationalization of Acier Leroux and Russel Metals facilities and economies achieved.

Service center operating profits in the six months ended June 30, 2005 decreased $48.4 million or 46.3% compared to the six months ended June 30, 2004, primarily caused by the $73 million difference in inventory holding gains and losses between 2004 and 2005 partially offset by higher selling prices and gross margin dollars per ton.

Energy Tubular Products

a)                     Description of operations

These operations distribute oil country tubular goods (OCTG), line pipe, tubes, valves and fittings, primarily to the energy industry in Western Canada and the Western United States, from 5 Canadian and 2 U.S. locations.  We purchase these products either from the pipe processing arms of North American steel mills, independent manufacturers of pipe and pipe accessories or international steel mills.  The energy tubular products segment operates under the names Comco Pipe & Supply Company, Fedmet Tubulars, Triumph Tubular & Supply, Pioneer Pipe and Spartan Steel.

b)                     Factors affecting results

The following is a general discussion of the factors affecting our energy tubular products segment operations.  More specific information on how these factors impacted 2005 and 2004 is found in the sections that follow.

Oil and gas pricing, which impacts oil rig count and subsequent drilling activities particularly in Western Canada, significantly affects demand.  Oil and gas pricing has been high throughout 2004 and the first half of 2005.

Oil and gas drilling in Western Canada is predominantly carried out during the period from October to March; thus revenues and operating profits are normally higher during this period.

The Canadian operations are affected by the U.S. dollar exchange rate since some products are sourced outside Canada and are priced in U.S. dollars.  Metal pricing has been more of a factor to our earnings; however, the appreciation of the Canadian dollar has also contributed.

Pricing is influenced by overall demand, trade sanctions and by product availability.  Trade sanctions are initiated either by steel mills or governmental agencies in North America.  Trade sanctions have not been a factor for pipe products during the reported periods.

c)                     Energy tubular products results --
                        Three Months Ended June 30, 2005
                        Compared to Three Months Ended June 30, 2004

Revenues increased 58.5% to $124.6 million in the three months ended June 30, 2005 compared to the three months ended June 30, 2004.  Project revenue mainly from increased demand in the oil sands of northern Alberta accounted for 87% of the revenue increase.  High oil and gas pricing and more rig activity during 2005 compared to 2004 accounted for the rest of the increase in revenue.  Despite the increased revenue, the gross margins declined related to the significant increase in lower margin project revenues during the second quarter of 2005, which has resulted in only a small increase in operating profits in the three months ended June 30, 2005 compared to the three months ended June 30, 2004.

The segment gross margin as a percentage of revenues at 13.7% for the three months ended June 30, 2005 is a decline from the segment gross margin percentage of 20.2% for the three months ended June 30, 2004.  The decline mainly relates to the significant project volumes in the quarter which have a lower gross margin.

Operating profits increased by $0.5 million or 5.8% for the three months ended June 30, 2005, compared to the three months ended June 30, 2004.  The increase is due to higher volumes and is driven by demand in the oil and gas industry of Western Canada.

d)                     Energy tubular products results --
                        Six Months Ended June 30, 2005
                        Compared to Six Months Ended June 30, 2004

Revenues increased 64.2% in the six months ended June 30, 2005 compared to the six months ended June 30, 2004.  Stable oil and gas pricing, more rig activity and project revenue during the first half of 2005 compared to the first half of 2004 have resulted in some volume increases for the OCTG operations in Western Canada and the Western United States.  In addition higher metal prices have contributed to the higher revenues.

During the first quarter of 2005, we had higher volumes than during the first quarter of 2004 driven by the OCTG operations in Western Canada.  These higher volumes at a 16% gross margin resulted in an operating profit increase during the first quarter of 2005 of $9.7 million.  During the second quarter, the volumes increase mainly related to projects and thus margin dollars and operating profits for the three months ended June 30, 2005 compared to the three months ended June 30, 2004 resulted in a small increase.

Operating profits increased by $10.2 million or 61.8% in the six months ended June 30, 2005, compared to the six months ended June 30, 2004.  The increase is due to higher volumes and higher metal prices.

Steel distributors

a)                     Description of operations

Our steel distributors act as master distributors selling steel in large volumes to other steel service centers and equipment manufacturers mainly on an "as is" basis and providing processing of coil product for their customer base.  Our steel distributors source their steel both domestically and off shore.  The international sourcing provides our other business segments with valuable insight regarding international pricing trends and their potential impact on steel markets in North America.

The main steel products sourced by this segment are structural beam, plate, coils, pipe and tubing.  The operations in this sector are Wirth Steel and Sunbelt Group.  Arrow Steel, a division of Sunbelt Group, processes coils.

b)                     Factors affecting results

The following is a general discussion of the factors affecting our steel distributors.  More specific information on how these factors impacted 2005 and 2004 is found in the sections that follow.

Steel pricing is influenced by overall demand, trade sanctions and by product availability both domestically and worldwide.  Trade sanctions are initiated either by steel mills or governmental agencies in North America.  Mill capacity by product line in North America and international supply and demand impact steel imports and significantly affect product availability.

The large demand for steel and scrap steel in China during 2004 was a significant factor in the price of steel and the availability of imports to North America.  During this period, our steel distributors found availability of supply within North America, which they continue to utilize along with imports.

Movement in the U.S. dollar has some effect on the Canadian steel distributor operations since purchases of inventory are mainly in U.S. dollars.  Steel is predominately transacted in U.S. dollars and the Canadian price is adjusted accordingly by the Canadian mills.  The effect of the strengthening of the Canadian dollar was offset by rising metal prices.

c)                     Steel distributors results --
                        Three Months Ended June 30, 2005
                        Compared to Three Months Ended June 30, 2004

Steel distributors revenues increased 3.2% in the three months ended June 30, 2005 compared to the three months ended June 30, 2004 mainly related to higher selling prices.

Gross margins as a percentage of revenues declined from 32.6% for the three months ended June 30, 2004 to 12.0% for the three months ended June 30, 2005.  The gross margin achieved in the second quarter of 2004 was higher than we have ever experienced in the steel distributors operations due to the rapid increase in the price of steel in North America and tight supply of certain products.

Operating expenses are significantly lower for the second quarter of 2005 compared to the second quarter of 2004 mainly due to lower variable compensation.

The operating profit for the second quarter of 2005 at $8.4 million is $13.9 million lower than the second quarter of 2004.

d)                     Steel distributors results --
                        Six Months Ended June 30, 2005
                        Compared to Six Months Ended June 30, 2004

Steel distributors’ revenues increased 29.0% in the six months ended June 30, 2005 compared to the six months ended June 30, 2004.  Revenues in the six months ended June 30, 2005 were higher than the six months ended June 30, 2004 due mainly to higher selling prices and availability for import product.  In the first quarter of 2004, volumes were negatively impacted by a lack of supply into North America due to high demand in the Far East and the weaker U.S. dollar compared to other currencies.

Inventory holding gains during the first quarter of 2004, related to inventory on hand and inventory ordered prior to the January 2004 raw material surcharge added by the North American mills, increased the gross margins to 30.1% for the first six months of 2004 compared to 14.3% experienced in the first six months of 2005.  The gross margin achieved in 2004 was higher than we have previously experienced in the steel distributors segment due to the rapid increase in the price of steel in North America and tight supply of certain products and it is unlikely to be repeated.

Operating expenses have decreased due to expenses related to highly variable compensation plans that are affected by operating profits.

Operating profits for the six months ended June 30, 2005 at $23.4 million were $14.2 million lower than the six months ended June 30, 2004.

Other -- Six Months Ended June 30, 2005
Compared to Six Months Ended June 30, 2004

Other revenue and income represents the results of the Company's coal handling terminal in Thunder Bay.  Revenue for the six months ended June 30, 2005 was lower than the same period in 2004 due to decreased coal and potash volumes.  The lower volumes resulted in an operating profit of breakeven for the six months ended June 30, 2005 compared to a profit of $1.3 million for the six months ended June 30, 2004.

Corporate -- Six Months Ended June 30, 2005
Compared to Six Months Ended June 30, 2004

The majority of the decrease in corporate expenses relates to lower accruals for corporate incentive plans.

Consolidated Results -- Three Months and Six Months Ended June 30, 2005
Compared to Three Months and Six Months Ended June 30, 2004

The following table discloses earnings from continuing operations net of income taxes, other costs net of income taxes and discontinued operations net of income taxes.  Earnings per common share are disclosed to assist the reader in determining results from ongoing operations.

	Quarters		Six Months
	Ended June 30,		Ended June 30,
(in thousands of dollars, except per share data)	2005	2004	2005	2004

Operating profits from continuing operations	$ 39,205	$ 90,806	$ 98,012	$ 150,777
Interest expense	(5,400)	(5,679)	(10,299)	(10,835)
Income tax expense on above	(12,063)	(32,291)	(32,219)	(52,535)

Earnings from continuing operations
before other costs	21,742	52,836	55,494	87,407

Other income (costs)
Restructuring	2,787	(520)	2,382	(1,352)
Debt redemption costs	-	(1,862)	-	(13,172)
Income taxes recoverable (expense)
on other income (costs)	(989)	850	(846)	4,072

	1,798	(1,532)	1,536	(10,452)

Earnings from continuing operations	23,540	51,304	57,030	76,955

Loss from discontinued operations	(16)	(897)	(62)	(1,244)

Net earnings	$ 23,524	$ 50,407	$ 56,968	$ 75,711

Basic earnings per common share from
continuing operations before other costs	$ 0.43	$ 1.08	$ 1.10	$ 1.82

Basic earnings per common share from
continuing operations	$ 0.47	$ 1.05	$ 1.13	$ 1.60

Basic earnings per common share	$ 0.47	$ 1.03	$ 1.13	$ 1.58

Operating profits from continuing operations before other costs were $39.2 million which is $51.6 million lower in the three months ended June 30, 2005 compared to the three months ended June 30, 2004. Lower gross margins in the metals service center and steel distributors segments, which related to higher priced inventory and inventory holding losses in 2005 compared to inventory holding gains in 2004, accounted for this significant difference.

Interest Expense

The following table shows the components of interest expense.  Preferred share dividends are noted below as the preferred shares were replaced with interest bearing debt during the first quarter of 2004.  The reduction in interest expense looks more significant when considering the related reduction in preferred share dividends.

	Quarters Ended June 30,		Six Months Ended June 30,
(in thousands of dollars)	2005	2004	2005	2004

Interest on long-term debt
6.375% Senior Notes	$ 3,837	$ 4,176	$ 7,607	$ 5,625
10% Senior Notes	-	463	-	2,936
8% Convertible Debentures	-	-	-	557

	3,837	4,639	7,607	9,118
Other interest	1,563	1,040	2,692	1,717

Total interest	$ 5,400	$ 5,679	$ 10,299	$ 10,835

Preferred share dividends	-	-	-	$ 611

Consolidated interest expense for the three months ended June 30, 2005 decreased $0.3 million to $5.4 million compared to the three months ended June 30, 2004.  This was due to lower interest rates and lower exchange rates on U.S. denominated long-term debt in 2005 compared to 2004, partially offset by higher short-term debt outstanding related to higher working capital needs driven by steel pricing.

Debt Restructuring Cost

During the first quarter of 2004, we restructured our long-term debt at interest rates that significantly reduced the interest costs for future periods.  We issued US$175 million of 6.375% Senior Notes due March 1, 2014.  As of June 1, 2004 all other long-term debt was redeemed.  We also entered into fixed interest cross currency swaps to hedge US$100 million of the 6.375% Senior Notes to eliminate the foreign exchange exposure.  The currency swaps result in an interest cost of $0.3 million per quarter, which is included in the interest expense.

On February 23, 2004, we redeemed US$95.5 million of our 10% Senior Notes at US$1,072.50 per US$1,000 unit.  The US$72.50 per unit premium as well as the deferred costs related to the debt redeemed resulted in a charge of $11.3 million in the first quarter of 2004.

The remaining US$20.1 million of 10% Senior Notes was redeemed on June 1, 2004 at US$1,050 per US$1,000 unit.  The US$50.00 per unit premium and the remaining deferred costs resulted in a charge of $1.9 million in the second quarter of 2004.

Restructuring

The restructuring charges in 2004 related to the rationalization of duplicate Acier Leroux and Russel Metals operations which is substantially complete.  During the second quarter of 2005, we completed the sale of the Lachine property for a before tax gain of $2.9 million.

Income Taxes

The provision for income taxes for the second quarter of 2005 was $13.1 million compared to $31.4 million in the second quarter of 2004 due to higher earnings in 2004.

For the six months ended June 30, 2005, the income tax rate was 36.7%.  For the six months ended June 30, 2004, the income tax rate of 38.6% was higher than the average combined statutory rate due to non-operating charges.  The income tax rate on earnings from continuing operations was 37.5%, which is in line with the average combined statutory rate.  The tax recovery on other costs was at a rate of 27.2% due to the non-deductibility for tax purposes of certain items.

Earnings

Earnings from continuing operations for the second quarter of 2005 were $23.5 million compared to $51.3 million for the second quarter of 2004.  Basic earnings per common share from continuing operations for the second quarter of 2005 were $0.47 compared to $1.05 for the second quarter of 2004.  The lower earnings per share for 2005 is a result of declining metal pricing.

In December 2004, we received a letter from the minority shareholders of our Poutrelles Delta business indicating that they would exercise their right, under an existing shareholders' agreement, to purchase the business.  The transaction closed on February 23, 2005.  Based on this information, we reclassified Poutrelles Delta as discontinued operations in the income statement for 2004 and the balance sheet at December 31, 2004.  During the fourth quarter of 2004, we recorded a write-down to fair value of $0.6 million in anticipation of the sale.  The loss of $38,000 in the first quarter of 2005 represents losses reported by this unit prior to sale.

In May 2005, we completed the sale of Armabec Inc. to a third party for book value.  The transactions cost of approximately $30,000 were expensed to discontinued operations.  Net proceeds from this transaction were $2.4 million.  Although Armabec was not a material operation, its sale required us to restate the income statement to reclassify Armabec to discontinued operations.

Shares Outstanding and Dividends

The weighted average number of common shares outstanding for the second quarter of 2005 was 50,550,494 compared to 49,023,012 for the second quarter of 2004.  The weighted average number of commons shares outstanding for the six months ended June 30, 2005 was 50,296,845 compared to 47,611,365 for the six months ended June 30, 2004.  The increase relates to the public offering of 5,750,000 common shares in February 2004 and employee stock options exercised.  The number of common shares outstanding at June 30, 2005 was 50,581,309.

The significant increase in our stock price during the last two years resulted in employees exercising stock options to acquire 693,650 common shares during the six months ended June 30, 2005 and 1,114,317 common shares during 2004.

We havereturned a portion of our earnings to our common shareholders by paying common share dividends of $10.1 million in the second quarter of 2005 versus $4.9 million in the second quarter of 2004.  The common share dividend paid during the second quarter of 2005 was at the rate of $0.20 per common share.  Subsequent to quarter end, the Board of Directors approved a 25% increase in the quarterly dividend to $0.25 per common share.

As at July 27, 2005, we had 50,581,309 common shares outstanding.

EBITDA and Adjusted EBITDA

The following table shows the reconciliation of GAAP earnings from continuing operations to EBITDA and Adjusted EBITDA:

	Quarters		Twelve Months
	Ended June 30,		Ended June 30,
(in thousands of dollars)	2005	2004	2005	2004

Earnings from continuing operations	$ 23,540	$ 51,304	$ 160,544	$ 88,971
Income taxes	13,052	31,441	89,870	57,292
Interest expense	5,400	5,679	19,488	23,583

Earnings before interest and income taxes (EBIT)	41,992	88,424	269,902	169,846
Depreciation and amortization	4,766	4,808	18,564	18,566

Earning before interest, income taxes, depreciation
and amortization (EBITDA)	46,758	93,232	288,466	188,412
Debt restructuring costs	-	1,862	546	13,172
Restructuring	(2,787)	520	(102)	4,935
Goodwill impairment	-	-	-	2,410

Adjusted EBITDA	$ 43,971	$ 95,614	$ 288,910	$ 208,929

We believe that EBITDA and Adjusted EBITDA may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements.  The items excluded in determining EBITDA and Adjusted EBITDA are significant in assessing our operating results and liquidity.  Therefore, EBITDA and Adjusted EBITDA should not be considered in isolation or as an alternative to cash from operating activities or other combined income or cash flow data prepared in accordance with GAAP.

Adjusted EBITDA to Interest Expense Ratio

	Quarters		Twelve Months
(in thousands of dollars,	Ended June 30,		Ended June 30,
except ratios)	2005	2004	2005	2004

EBITDA	$ 46,758	$ 93,232	$ 288,466	$ 188,412
Adjusted EBITDA	43,971	95,614	288,910	208,929
Interest expense	5,400	5,679	19,488	23,583
EBITDA to interest expense	8.7x	16.4x	14.8x	8.0x
Adjusted EBITDA to interest expense	8.1x	16.8x	14.8x	8.9x

The EBITDA and the Adjusted EBITDA to interest expense ratios are provided to assist readers in determining our ability to generate cash from operations to cover our financial charges, income taxes and items not considered to be in the ordinary course of business.  These measures are routinely used by debt analysts and debt rating agencies to evaluate companies.

Accounting Policies and Estimates

a)                      Change in Accounting Policies

There were no new accounting policies adopted during the first six months of 2005.

b)                      Other

The preparation of our financial statements requires management to make estimates and judgements that affect the reported amounts.  On an ongoing basis, we evaluate our estimates, including those related to bad debts, inventory obsolescence, useful lives of fixed assets, income taxes, restructuring costs, pensions and other post-retirement benefits, fair values, guarantees, environmental obligations, contingencies and litigation.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Our most significant assets are accounts receivable and inventory.  We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments.  If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.  We review our inventory for obsolescence and to ensure that the cost of inventory is not in excess of its estimated market value.  Inventory reserves or write-downs are recorded when cost exceeds the market value.

Capital Expenditures

Capital expenditures were $12.1 million for the six months ended June 30, 2005 and June 30, 2004.

Our normal capital expenditures are mainly related to maintenance capital, the purchase of additional processing equipment across a broad base of our operations and upgrades to our existing facilities and computer systems.  Our expectation is for capital expenditures to be at levels slightly higher than depreciation expense over a period of years due to the construction of larger facilities in growing markets and expanding product lines.

Depreciation expense was $8.7 million for the six months ended June 30, 2005 and $8.8 million in the six months ended June 30, 2004.

Liquidity

We stress working capital management to ensure working capital is minimized and leverage reduced over the economic cycle.  The metals distribution business experiences significant swings in cash flow to fund working capital.  Inventory and accounts receivable represent on average over 70% of our total assets employed and vary with the cycle.  At June 30, 2005 and December 31, 2004, inventory and accounts receivable represented approximately 81% of our total assets.

Accounts Receivable and Inventory as a Percentage of Total Assets
(in thousands of dollars, except percentages)	June 30, 2005	Dec. 31, 2004

Accounts receivable and inventory	$ 896,274	$ 914,611
Total assets	1,111,936	1,146,481
% of total assets	81%	80%

Our existing bank credit facilities are used to fund the growth in working capital caused by demand or steel price increases, which require higher inventory and accounts receivable levels to support the higher activity levels.  Based on our experience, a $100 million increase in revenues would require approximately $30 million of net working capital to support the higher activity levels.  The increased price of steel resulted in a utilization of non-cash working capital of approximately $216 million for the twelve months ended June 30, 2005 on an annualized revenue increase of approximately $754 million.  This means the revenue increase for the twelve months ended June 30, 2005 required approximately $29 million of working capital increase for each $100 million of sales.  When demand weakens, or the price of steel declines, cash is generated from the reduction of inventory and lower levels of accounts receivable.  This cash is used to reduce the borrowings under our bank credit facilities.  This occurred during the second quarter of 2005 and working capital contributed $29.6 million to cash flow.  We anticipate a similar trend in the third and fourth quarter of 2005 as metal prices decline and inventory is replaced with lower cost inventory.

The balances disclosed in our consolidated cash flow statements are adjusted to remove the non-cash component related to foreign exchange rate changes impacting inventory, accounts receivable, accounts payable and income tax balances of the U.S. operations.

	Quarters Ended

Inventory Turns	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,
	2005	2005	2004	2004	2004

Metals service centers	5.2	4.4	3.7	4.7	4.9
Energy tubular products	2.9	4.4	2.9	3.7	3.0
Steel distributors	3.6	3.9	3.3	4.6	4.7

Total	4.2	4.3	3.4	4.4	4.7

Inventory turns are calculated using the cost of sales for the quarter annualized divided by the ending inventoryposition.

Inventory declined during the six months ended June 30, 2005 providing cash of $44.1 million.  Our goal is to ensure that we keep our inventory levels as low as possible while still satisfying the needs of our customers in order to minimize inventory valuation risk.  We expect our service center operations to turn over their inventory at higher rates than the industry average.  Our metals service centers second quarter turns were 5.2, compared to 4.9 for the second quarter of 2004.  Based on information published by the Metals Service Center Institute in its monthly Metals Activity Report, the average inventory turns for U.S. based steel companies for the three months ended May 31, 2005 was 3.6 turns and for Canadian based companies was 3.4 turns.  Our metals service centers inventory based on tons was approximately 7% lower at June 30, 2005 than it was a year earlier.

The deterioration in inventory turns for the energy tubular products segment in the second quarter of 2005 compared to the first quarter of 2005 relates to seasonally lower revenues.

The other major components of working capital are accounts receivable and accounts payable.  Accounts receivable have increased $24.5 million since December 31, 2004 related to increased revenues in the second quarter of 2005.  Accounts payable decreased $50.6 million related to the payment of bonuses accrued at December 31, 2004 and lower purchases of inventory.

During the six months of 2005, we made income tax payments of $85.8 million.  This represented final installments of $60.7 million for the 2004 year and $25.1 million for the 2005 year.

During the six months ended June 30, 2005, we utilized cash of $12.1 million on capital expenditures and $20.1 million on common share dividends.  During six months ended June 30, 2004, we utilized cash of $12.1 million on capital expenditures and $8.8 million on common share dividends.

Debt and Credit Facilities

In 2004, we consolidated our long-term debt and we currently have outstanding US$175 million of 6.375% Senior Notes due in 2014.  We also entered into fixed interest cross currency swaps on US$100 million of this debt to eliminate the foreign exchange exposure on the unhedged portion of the debt.

We manage our cash position based on bank borrowings net of cash.  Our bank credit facilities table provides the split between loans and outstanding cheques or cash on deposit. The net borrowings peaked during the first quarter of 2005.

Bank Credit Facilities
	Russel Metals	U.S. Subsidiary
($ millions)	Facility	Facility	Total

Bank loans	$ 56.7	$ 1.8	$ 58.5
Outstanding cheques (on deposit)	10.9	(3.5)	7.4

Net borrowings (cash)	67.6	(1.7)	65.9
Letters of credit	22.0	15.9	37.9

	$ 89.6	$ 14.2	$ 103.8

Facilities availability	$ 250.0	$ 55.2	$ 305.2

We have two borrowing lines with a syndicate of Canadian and U.S. banks.  The main facility is a $200 million revolving loan which currently expires on October 29, 2007.  We may extend this facility annually with the consent of the syndicate.  On February 25, 2005, we finalized a one-year $50 million term loan.  This loan is fully drawn and any repayments will reduce the availability.  We are entitled to borrow under these facilities, on a revolving basis, up to an amount equal to the sum of specified percentages of our eligible accounts receivable and inventories, to a maximum of $250 million.  At June 30, 2005, we were entitled to borrow $250 million, including letters of credit under this facility.  At June 30, 2005, we had borrowings of $56.7 million and letters of credit of $22.0 million under this facility.  At June 30, 2004, we had borrowings of $12.3 million and letters of credit of $50.9 million under our facility.

In addition, certain U.S. subsidiaries have their own one-year bank credit facility.  The maximum borrowing under this facility is US$45.0 million.  At June 30, 2005, these subsidiaries had borrowings of US$1.4 million and letters of credit of US$13.0 million.  At June 30, 2004, these subsidiaries had no borrowings and had letters of credit of US$22.9 million.

Cash generated from operating activities before working capital changes has averaged approximately $45 million over the three years prior to 2004, was $210.7 million for 2004, and was $75.7 million for the first six months of 2005.  The maximum borrowing under our bank facilities is approximately $305 million, of which approximately $201 million was unutilized at June 30, 2005.  We expect that the cash generated from operating activities combined with our unutilized bank facilities will be sufficient to fund our interest obligations and fixed asset purchases in 2005.  The rapid growth in revenue required additional working capital funding of $202.7 million during 2004 and $121.6 million during the first quarter of 2005.  Increased profitability enabled us to finance the majority of this working capital growth with our bank facilities available for the remainder.

We have made several acquisitions over the last four years and we believe we can continue to grow by acquisition.  We believe we have the ability to fund future acquisitions through the utilization or expansion of our existing bank facilities and the issuance of new equity, if required.  We currently have very low financial leverage with a debt to equity ratio of 0.6.

Contractual Obligations

As at June 30, 2005, we were contractually obligated to payments under our long-term debt agreements and operating lease obligations that come due during the following periods.  The long-term debt interest and lease obligations represent annual amounts to December 31 of the noted year.

	Long-Term Debt	Cross Currency	Long-Term	Lease
(in thousands of dollars)	Maturities	Swaps	Debt Interest	Obligations	Total

2005	$ -	$ -	$ 15,400	$ 8,880	$ 24,280
2006	-	-	15,400	6,788	22,188
2007	-	-	15,400	5,295	20,695
2008	-	-	15,400	3,346	18,746
2009	-	-	15,400	2,736	18,136
2010 and beyond	214,480	9,240	64,167	6,097	293,984

Total	$ 214,480	$ 9,240	$ 141,167	$ 33,142	$ 398,029

The fixed interest cross currency swaps obligate us to purchase US$100 million at $1.3180 for each US$1.00. Based on the June 30, 2005 exchange rate, we would incur an obligation of $9.2 million in addition to our long-term debt obligation of $214.5 million. The long-term debt interest in the above table is net of the swaps.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements consist of letters of credit disclosed in the bank credit facilities table, operating lease obligations disclosed in the table above and foreign exchange contracts to hedge our U.S. dollar purchases.  The fair value of the foreign exchange contracts at June 30, 2005 approximates the contract value.

We have multiple defined benefit pension plans in Canada, as disclosed in Note 13 to the 2004 annual financial statements included in the annual report.  The Company expects to contribute approximately $5.2 million to these plans during 2005.

Vision and Strategy

The metals distribution business is a segment of a mature, cyclical industry.  The use of service centers and steel distributors by both manufacturers and end users of steel continues to grow.  This is evidenced by the growth in the percentage of total steel shipments from steel producers to service centers.  As the distribution segment's share of steel industry shipments continues to grow, service centers such as ours can grow their business over the course of a cycle.

We strive to deal with the cyclical nature of the business by operating with the lowest possible net assets throughout the course of a cycle.  In addition, our aim is to be more profitable through the various successive peaks and troughs as the steel cycles progress.  In order to achieve this, management emphasizes profitability rather than revenue growth. This intensive asset management reduces borrowings and therefore interest expense in declining periods in the economic cycle and creates higher more stable returns on net assets over the course of the cycle.  Our conservative management approach creates relatively stronger trough earnings but could cause peak earnings to be somewhat muted.  Management strongly believes that it is more prudent to be profitable throughout a cycle, without the spikes in earnings caused by less emphasis on asset management, and have average earnings over the full range of the cycle in the top decile of the industry.

Growth from selective acquisitions is also a core management philosophy.  We focus on investment opportunities in businesses that have strong market niches or provide mass to our existing operations.

In both the energy tubular products and steel distributors segments, all of the business units have significant operations in the market niche that they service.  Consistent with our acquisition philosophy, any new acquisitions in these areas could likely be either major stand-alone operations or those that complement our existing operations.

In the future, we believe that the length of the steel-based economic cycle will continue to shorten and a management structure and philosophy that allows the fastest reaction to the changes will be the most successful.  We will continue to invest in business systems to enable faster reaction times to changing business conditions.  In addition, management believes the high level of service and flexibility provided by service centers will enable this distribution channel to capture an increasing percentage of total steel revenues to end users, allowing for increased growth within the sector.

Risk

The timing and extent of future price changes from the steel producers and their impact on us can not be predicted with any certainty due to the inherent cyclical nature of the steel industry.

Outlook

The second quarter earnings of $23.5 million or $0.47 per share and first half earnings of $57.0 million or $1.13 per share were very encouraging given the precipitous decline in steel prices.  It is anticipated that the third quarter results will be below the second quarter results as inventory adjustments will continue to create margin pressure in the quarter and we face the historical seasonal slowdown in both the metals service center and steel distributor sectors.

Dated July 27, 2005